

Mail Stop 4631

August 4, 2009

Via U.S. mail and facsimile

Mr. Warren Zhao
Chief Executive Officer
Tri-Tech Holding Inc.
5D, Tower A, 2 Building Business Center Jinyuan Shidai
No. 2 East Road Landianchang, Haidian District
Beijing, People's Republic of China 100097

> **RE: Tri-Tech Holding Inc.**
> **Form S-1/A filed July 31, 2009**
> **File No. 333-158393**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments.

Form S-1/A

General

1. We note your response to comment 1 in our letter dated June 23, 2009. As a reminder, please furnish us with a statement as to whether or not the amount of compensation to be paid to the placement agent has been cleared by FINRA. In addition, prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

Capitalization, page 28

2. Please revise the description of the shares line item in your capitalization table to disclose that you will have up to 340,000 shares held in escrow and refer to the note that discusses in greater detail these shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

3. You continue to present and discuss gross profit and gross margin throughout your MD&A. Since you do not allocate depreciation and amortization to cost of revenues, please either remove the gross profit and gross margin measures and any related discussions or identify these measures as non-GAAP measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

Three Month Period Ended March 31, 2009 Compared to Three Month Period Ended March 31, 2008, page 46

Results of Operations, page 46

4. Please enhance your disclosure to also discuss the results of operations of each of your segments for the periods ended March 31, 2009 and 2008.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

5. Please provide an opinion of counsel on the question of whether the placement agent warrants are legal, binding obligations of the company under Virginia law.

6. Please have your Cayman Islands counsel revise its opinion to address the following:

   - Confirm, if true, that its opinion extends to the ordinary shares underlying the placement agent warrants.

   - Given the third qualification on the last page of its opinion, please have counsel clarify by whom annual fees and returns must be paid to the Registrar of Companies and address whether the requirement of such payment or the result of a non-payment will affect the non-assessable nature of the ordinary shares.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bradley A. Haneberg, Esq. (via facsimile)
        Kaufman & Canoles, P.C.